Exhibit 99.1
Mindray Files Annual Report on Form 20-F
with U.S. Securities and Exchange Commission
SHENZHEN, China, April 28, 2011 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today that it filed with the Securities and Exchange Commission an Annual Report on Form 20-F that included audited financial statements for the year ended December 31, 2010. An electronic version of Mindray’s Annual Report on Form 20-F is available online at Mindray’s investor relations website at http://ir.mindray.com, or at http://www.sec.gov.
Investors may obtain a printed copy of Mindray’s audited financial statements free of charge by contacting Mindray Investor Relations either by phone, email or in writing at the addresses below:
ATTN: Investor Relations
Mindray Building
Keji 12th Road South, High-tech Industrial Park
Nanshan, Shenzhen 518057
P.R. China
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems. For more information, please visit http://www.mindray.com.
For investor and media inquiries please contact:
In the U.S.:
Hoki Luk
Western Bridge, LLC
Tel: +1-646-808-9150
Email: hoki.luk@westernbridgegroup.com
In China:
Cathy Gao
Mindray Medical International Limited
Tel: +86-755-8188-8023
Email: cathy.gao@mindray.com